SECURITIES AND EXCHANGE COMMISSION

																									Washington D.C.  20549

																														SCHEDULE 13D

															Under the Securities Exchange Act of 1934
																												(Amendment No. 1)

																													Comdisco, Inc.
																												(Name of Issuer)


																														Common Stock
																					(Title of class of securities)

																														200336-10-5
																													(CUSIP Number)

																				Philip A. Hewes, 6111 N. River Rd.,
																				Rosemont, IL  60018, 708-698-3000
														(Name, address and telephone number of person
													authorized to receive notices and communications)

																														June 24, 1994
											(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following:  [ ]

    	Check the following box if a fee is being paid with this statement: [ ]
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CUSIP NO. 200336-10-5

____________________________________________________________________________
(1)	Names of Reporting Persons           	Nicholas K. Pontikes  ###-##-####
   	S.S. or I.R.S. Identifica-	           Pontikes Trust 36-7076140
   	tion Nos. of Above Persons            Ponchil Limited Partnership
                                    						36-3347591
____________________________________________________________________________
(2)	Check the appropriate Box		                  (a)
   	if a Member of a Group		 	                   (b)
____________________________________________________________________________
(3)	SEC Use Only
____________________________________________________________________________
(4)	Source of Funds
						                                    	OO-Not applicable to all
                                           reporting persons
____________________________________________________________________________
(5)	Check if Disclosure of Legal
   	Proceedings is Required to
   	Items 2(d) or 2(e)
____________________________________________________________________________
(6)	Citizenship or Place of        	Nicholas K. Pontikes - USA
    Organization		                 	Pontikes Trust - Illinois
                                 			Ponchil Limited Partnership-Illinois

____________________________________________________________________________
Number of Shares      	 (7)  Sole Voting Power (i)
Beneficially Owned	        	 Nicholas K. Pontikes  9,204,298
by Each Reporting         	      (Pontikes Trust - 4,742,718
Person With			 	                  Ponchil Limited
				                              Partnership    - 2,052,373)
                            ________________________________________________
                   				 (8)  Shared Voting (ii)
                          		 Nicholas K. Pontikes -   43,910
                            ________________________________________________
                   				 (9)  Sole Dispositive Power (i)
                       					 Nicholas K. Pontikes  9,204,298
           				      	           (Pontikes Trust - 4,742,718
				 	                            Ponchil Limited
				                            	 Partnership    - 2,052,373)
                             _______________________________________________
               			     (10)  Shared Dispositive Power (ii)
		                        		 Nicholas K. Pontikes - 43,910
____________________________________________________________________________
(11) 	Aggregate Amount Beneficially
     	Owned by Each Reporting Person (iii)
		              	Nicholas K. Pontikes   9,248,208
			                    	(Pontikes Trust - 4,742,718
               	         Ponchil Limited
				                     Partnership    - 2,052,373)
____________________________________________________________________________
(12)	 Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares

____________________________________________________________________________
(13) 	Percent of Class Represented     	Nicholas K. Pontikes  24% (iii)
      by Amount in Row (11) 		              (Pontikes Trust    12.5%
                                             Ponchil Limited
                      					                  Partnership 	  5%)
____________________________________________________________________________
(14)	Type of Reporting Person	         	Nicholas K. Pontikes - IN
                                        Pontikes Trust - 00 - Trust
                                        Ponchil Limited Partnership - PN

(i) Mr. Nicholas Pontikes is the sole Trustee of the Pontikes
Trust. See discussion under Item 3 of this Schedule with respect to beneficial ownership of shares held by the Estate of Kenneth
A. Pontikes (the "Estate"), the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership), by Nicholas Pontikes as Executor of the Estate. The number of shares indicated include those shares held by Mr. Pontikes, the Pontikes Trust, the Ponchil Limited Partnership, Ponfam Corp. and the Estate.

(ii) Mr. Nicholas Pontikes is one of four directors of the Pontikes Family Foundation which holds 43,910 shares of Common Stock of Comdisco, Inc. Each director has one vote on the Board and board action is taken by majority vote.

(iii) The number of shares indicated in Row 11 as the aggregate amount beneficially owned by Mr. Nicholas Pontikes include those shares held by Mr. Pontikes, the Pontikes Trust, the Ponchil Limited Partnership, Ponfam Corp., the Estate and the Pontikes Family Foundation. Mr. Pontikes is the sole Trustee of the Pontikes Trust. See discussion under Item 3 of this Schedule with respect to beneficial ownership of shares held by the Estate of Kenneth A. Pontikes (the "Estate"), the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership), by Nicholas Pontikes as Executor of the Estate.

Item 3:   Source and Amount of Funds or Other Consideration.

     Nicholas K. Pontikes.	Mr. Pontikes acquired beneficial
ownership of shares of Common Stock in the following manner:

    	1.	Following the death of his father, Kenneth A. Pontikes,
Nicholas Pontikes became successor trustee to the Pontikes
Trust.

    	As one of directors of the Pontikes Family Foundation, Nicholas Pontikes has shared voting and shared dispositive control over the 43,910 shares held by the Family Foundation.

    	On July 11, 1994 Nicholas Pontikes was named Executor of the Estate of Kenneth A. Pontikes. As Executor, Nicholas Pontikes has sole voting and dispositive power over the shares of the Company Common Stock in the Estate as well as those held by Ponchil and Ponfam.

    	2.	Mr. Pontikes also owns 108 shares in his own name,
which he acquired through the Comdisco Employee Stock
Ownership Plan and direct purchase.

Item 5:	Interest in Securities of the Issuer.

I.  	Nicholas Pontikes.  (a) Nicholas Pontikes beneficially
owns 9,248,208 shares of Comdisco Common Stock, representing approximately 24% of the total outstanding shares of Comdisco's Common Stock. Please see II and III of this Item 5 below for Mr. Pontikes' indirect holdings.

   	(b) Nicholas Pontikes has sole power to vote the shares of Common Stock described in subsection (a) as well as those described in II and III below.

   	(c), (d), (e) 		Not applicable.

II.	(a)	Pontikes Trust.  As of the date hereof, the
Pontikes Trust owns directly 4,742,718 shares of Common Stock of Comdisco representing approximately 12.5% of the total outstanding shares of Comdisco Common Stock as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

   	(b)	Nicholas Pontikes, as successor trustee, has sole power
to vote and sole power to direct the disposition of the shares owned by the Pontikes Trust.

   	(c), (d), (e)		Not applicable.

III.(a)	Ponchil Limited Partnership.  As of the date hereof,
Ponchil Limited Partnership owns directly 2,052,373 shares of Common Stock of Comdisco, representing approximately
5% of the
total outstanding shares of Comdisco's Common
Stock, as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

  	(b)	Nicholas Pontikes, as director and president of
the Partnership's general partner (Ponfam), and as Executor of the Estate which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by the Partnership.

  	(c), (d), (e)		Not applicable.

  	Interests in Securities of the Issuer for Ponfam Corp.,
General Partner of Ponchil Limited Partnership, are as follows:

  	(a)	As of the date hereof, Ponfam Corp. owns directly
128,589 shares of Common Stock of Comdisco, representing approximately 0.3% of the total outstanding shares of Comdisco's Common Stock, as reflected in Comdisco's quarterly report on Form 10-Q for the quarter ending 3/31/94.

  	(b)	Nicholas Pontikes as director and president of
Ponfam, and as Executor of the Estate, which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by Ponfam.

  	(c), (d), (e)		Not applicable.

  	Interests in Securities of the Issuer for the executive officers, directors, and controlling persons of Ponfam Corp., General Partner of Ponchil Limited Partnership, are as follows:

  	Nicholas K. Pontikes, Director and President of Ponfam, see sections I, II, and III of this Item 5.

 	(c), (d), (e)		Not applicable to the above-named
executive officer and director of Ponfam.

Item 7:  	Material to be Filed as Exhibits.

    	1.   Joint filing undertaking by and among Nicholas
Pontikes, Pontikes Trust, and Ponchil Limited Partnership as required by Rule 13d-1(f) of the Securities Exchange Act.

                               	Signatures

    	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

July 12, 1994


                                _____________________________________
                             			Nicholas K. Pontikes

                                PONTIKES TRUST


			                            	By:__________________________________
                                    Nicholas K. Pontikes, as Trustee


                                PONCHIL LIMITED PARTNERSHIP
                                PONFAM CORP., General Partner


                                By:__________________________________
                                    Nicholas K. Pontikes as
                                    authorized signatory
                                    of the General Partner

                       JOINT FILING UNDERTAKING              	Exhibit 1

     	The undersigned, being duly authorized thereunto by the parties below, hereby execute this agreement as an Exhibit to the Schedule 13D dated July 12, 1994, to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D and subsequent amendments jointly on behalf of each such party.

July 12, 1994                       ___________________________________
                                				Nicholas K. Pontikes

                                    PONTIKES TRUST


			                                	By:_________________________________
                                        Nicholas K. Pontikes, as Trustee


                                    PONCHIL LIMITED PARTNERSHIP
                                    PONFAM CORP., General Partner


                                    By:_________________________________
                                        Nicholas K. Pontikes as
                                        authorized signatory of the
                                        General Partner